SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                         (Amendment No. _________)*

                       Home Loan Financial Corporation
                       -------------------------------
                              (Name of Issuer)

                                Common Shares
                                -------------
                       (Title of Class of Securities)

                               437183  10  6
                              ---------------
                               (CUSIP Number)


                               Terri R. Abare
                     Vorys, Sater, Seymour and Pease LLP
                           Suite 2100, Atrium Two
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4001
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              August 13, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTION][SECTION] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP NO.   437183  10  6
            -------------

1.    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

          Robert D. Mauch


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [ ]


3.    SEC USE ONLY:


4.    SOURCE OF FUNDS:

          SC, PF


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                          [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:            107,178
8.    SHARED VOTING POWER:              550
9.    SOLE DISPOSITIVE POWER:       107,178
10.   SHARED DISPOSITIVE POWER:         550


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          107,728


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES:                                 [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          5.34%


14.   TYPE OF REPORTING PERSON:

          IN

Item 1.   Security and Issuer.
-------

          Common shares, no par value
          Home Loan Financial Corporation
          401 Main Street
          Coshocton, Ohio 43812-1580

Item 2.   Identity and Background.
-------

          (a)    Robert D. Mauch

          (b)    44105 Township Road 55
                 Coshocton, Ohio 43812

          (c) Certified Public Accountant for Robert D. Mauch, CPA, Inc., 305 Main Street, Coshocton, Ohio 43812.

          (d) During the last five years, Mr. Mauch has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Mauch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)    Mr. Mauch is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.
-------

          Mr. Mauch has the right as of October 13, 1999 to exercise an option to purchase 2,248 shares pursuant to the Home Loan Financial Corporation 1998 Stock Option and Incentive Plan (the "Stock Option Plan"). Any purchase of shares pursuant to the exercisable options will be effected with personal funds.
          Mr. Mauch and his wife purchased 15,550 shares with personal funds in connection with the initial public offering by the issuer in March 1998. There are 899 shares held in the Home Loan Financial Corporation Recognition and Retention Plan and Trust (the "RRP"), which will be distributed to Mr. Mauch on October 13, 1999. In addition, as Trustee of the RRP, Mr. Mauch has sole voting power and limited dispositive power over all of the 89,930 unearned shares held in the RRP, including the 899 shares to be distributed to Mr. Mauch on October 13, 1999. One-fifth of these shares become earned and are distributed to participants each year beginning on October 13, 1999.

Item 4.   Purpose of Transaction.
-------

          All shares held by Mr. Mauch are held for investment. Other than as a member of the Board of Directors, which regularly considers such matters, Mr. Mauch has no plans or proposals relating to or which would result in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than additional shares that may be acquired pursuant to the issuer's stock benefit plans;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure;

          (g) Changes in the issuer's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                 Section 12(g)(4) of the Act; or

          (j)    Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.
-------

          (a) Mr. Mauch beneficially owns 107,728 shares, which is 5.34% of the total issued and outstanding common shares of the issuer.

          (b) Mr. Mauch has sole voting and power with respect to 18,147 shares, including the 899 RRP shares that will be earned on October 13, 1999, sole voting and limited dispositive power with respect to 89,930 shares held in the RRP, and shared voting and dispositive power with respect to 550 shares held by Mr. Mauch's spouse.

          Mr. Mauch's wife is Marialice Mauch. Ms. Mauch is a citizen of the United States of America, and during the past five years, Ms. Mauch has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Mauch has the same address as Mr. Mauch and also works for Robert D. Mauch, CPA, Inc. as a bookkeeper.

          (c) During the last sixty days, Mr. Mauch has acquired the right to a distribution on October 13, 1999 of 899 shares under the RRP pursuant to an award made on October 13, 1998, for no consideration. In addition, Mr. Mauch will be entitled to exercise an option for 2,248 shares at $7.69 per share. Such option was awarded on October 13, 1998 pursuant to the Stock Option Plan.

          (d)    Inapplicable.

          (e)    Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
-------   Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships between Mr. Mauch and any other person with respect to any securities of the issuer, except for award agreements pursuant to the RRP and the Stock Option Plan.

Item 7.   Material to be Filed as Exhibits.
-------

          1. Stock Option Plan (Incorporated by reference to the 1998 10-KSB40, Exhibit 20)
          2.  Stock Option Award Agreement
          3.  Recognition and Retention Plan and Trust Award Agreement
          4.  Recognition and Retention Plan and Trust Agreement
              (Incorporated by reference to the 1998 10-KSB40, Exhibit 20)

                                  Signature
                                  ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Robert D. Mauch
                                       -------------------
                                       Signature

                                       Robert D. Mauch
                                       ---------------
                                       Name

9/3/99
------
Date